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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Metz, John S. (Last) (First) (Middle)		Bio-Plexus, Inc. Symbol: "BPXS

	c/o Bio-Plexus, Inc. 129 Reservoir Road (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			11/2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Vernon, CT, 06066 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				President and Chief Executive Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, par value $.001													1,000 (1)		D

	Common Stock, par value $.001													50,000(2)		D

	Common Stock, par value $.001		6/18/02				P			65,360		$33,333		65,360		D

	Common Stock, par value $.001		11/12/02				S			115,602	D	$76,360.91		(115,602)(2)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Warrants to Purchase Common Stock		$1.00		6/19/02				A			8,333

	Stock Options (4)		$2.283		7/19/01				A 4			150,000

	Warrants to Purchase Common Stock				11/12/02				S				8,333

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	6/18/02	12/18/04		Common Stock	8,333		(3)		8,333		D

	(4)	7/19/11		Common Stock	150,000				150,000		D

				Common Stock	8,333		(3)		(8,333)

Explanation of Responses:

(1) A total of 10,000 shares were reported on the Reporting Person's Form 4 filed on September 6, 2000. During 2001, the Issuer affected a reverse stock split whereas each ten shares of Issuer common stock were converted into one share of Issuer common stock.

(2) Consists of restricted stock issued pursuant to Issuer's 2001 Stock Incentive Plan. Represents shares of Restricted Stock having an initial fair market value of $2.283 per share, as determined by the Issuer's Board of Directors and by a new investment in the Company at the issuance date. Vesting occurred on May 24, 2002 upon a change of control. On November 12, 2002, these shares were sold to ICU Medical, Inc. at a per price share of $0.66.

(3) Derivative Securities were issued as part of Units each consisting of Subordinated 7% Non-Convertible Promissory Notes and Warrants to purchase 50,000 shares of Common Stock. The reporting person purchased 0.16 Unit for a purchase price of $16,667. On November 12, 2002, the notes were sold for $16,667 and the warrants were sold for $-0- to ICU Medical, Inc.

(4) Vested on change of control on May 24, 2002.

/S/John S. Metz	November 12, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.